Exhibit 4.16

Dated: 1 September 2003

BHP Billiton Services Jersey Limited

And

Miklos Salamon

SERVICE AGREEMENT

This Agreement is made on 1 September 2003 between:

(1) BHP Billiton Services Jersey Limited (registered in Jersey with company number 68086) whose registered office is at 22 Grenville Street, St Helier, Jersey JE4 8PZ (the “Company”);

and

(2) Miklos Salamon (the “Executive”).

This agreement records the terms on which the Executive will serve the Company.

1.	Interpretation

In this agreement (and any schedules to it):

“Board” means the board of directors of the Company from time to time or any person or committee nominated by the board of directors as its representative for the purposes of this agreement;

“Employment” means the employment governed by this agreement;

“Group” means the Company, its ultimate holding company for the time being, the associated companies (as defined in section 435 of the United Kingdom Insolvency Act 1986) of the Company and its Affiliates for the time being;

“Group Company” means a member of the Group and “Group Companies” will be interpreted accordingly;

“Affiliate” means a body corporate which controls, is controlled by or is controlled by an entity which controls the Company and is deemed to also mean:

(a)	BHP Billiton Limited,

(b)	any body corporate controlled by BHP Billiton Limited,

(c)	any body corporate jointly controlled by BHP Billiton Limited and BHP Billiton Plc taking into account the aggregate percentage interests of their respective direct and indirect shareholdings in that body corporate; and

(d)	any body corporate controlled by the body corporate referred to in paragraph (c).

For the purposes of paragraphs (b) to (d) above, one body corporate controls another when at the relevant time it owns either directly or indirectly not less than 50% of the shares entitled to vote at general meetings of that other body corporate.

“Holding Company” has the meaning given in section 736 of the United Kingdom Companies Act 1985;

“UK Contract” means the other employment agreement agreed between the Executive and another Group Company; and

“Termination Date” means the date on which the Employment is terminated.

1.1	References to any statutory provisions include any modifications or re-enactments of those provisions.

2.	Term of Employment

2.1	The Executive’s Employment under this Agreement will commence on 1st July 2003 (the “Commencement Date”). The Executive’s continuous employment commenced on 1st April 1985.

2.2	The Employment will continue, subject to clauses 2.4 and 11, until terminated in accordance with Clause 2.3.

2.3	The Employment may be terminated by either party giving 12 months written notice.

2.4	Notwithstanding the other provisions of this agreement the Employment will automatically terminate on the Executive’s 60th birthday.

2.5	The Company may at its sole and absolute discretion pay salary at the rate paid from time to time under clause 5.1 at a rate equal to 150% of the rate paid from time to time under clause 5.1 or such higher percentage as the Board may agree to reflect the Executive’s contractual entitlements in lieu of any required period of notice (less any deductions the Company is required by law to make). The Executive’s pension benefits will then vest as described in clause 11.6 . Nothing in this clause will require the Executive to accept payment on complete discharge if his entitlements or prevent him from claiming further payments under this clause 2.5.

3.	Duties of the Executive

3.1	The Executive will serve in such senior capacity and with responsibility for such operations as the Board may reasonably determine from time to time.

3.2	The Executive will work such hours which may be reasonable necessary to perform his duties under this Agreement to the satisfaction of the Board.

3.3	The Executive will:

3.3.1	devote sufficient time, attention and skill to the Employment to properly perform his duties and exercise his powers;

3.3.2	accept any offices or directorships and resign such offices or directorships as reasonably required by the Board under this Agreement;

3.3.3	obey the reasonable directions of the Board; and

3.3.4	use his best endeavours to promote the interests and reputation of every Group Company.

3.4	The Executive accepts that with his consent (which he will not unreasonably withhold or delay) the Board may require him to perform additional duties for any other Group Company. In performing those duties clause 3.3 will apply as if references to the Company are to the Group Company. The Company will remain responsible for any payments he is entitled to receive under this Agreement.

3.5	The Executive will keep the Board properly informed of his conduct of the business, finances or affairs of the Company or any other Group Company in a prompt and timely manner. He will provide information to the Board in writing if requested.

4.	Location

The Employee’s place of work shall be in any such location as may be reasonably required by the Company and mutually agreed between the Company and the Employee from time to time. However, the Employee shall travel to such places as the Company (or any Group Company for which he performs his duties) may require.

5.	Salary and Benefits

5.1	The Company will pay the Executive a salary of £688,658 per annum. Salary will be paid in the currency directed by the Executive from time to time. Salary will be paid monthly in arrears by bank credit transfer on or about the last working day of each month and will accrue from day to day. Salary will be reviewed annually on 1 July by the Remuneration Committee of BHP Billiton Plc on behalf of the Company; and the Executive’s next review date will 1 July 2004.

The Executive and the Company agree that such salary is inclusive of any payments that BHP Billiton Plc is required by law to pay the Executive by virtue of his employment by BHP Billiton Plc including, but not limited to, any national minimum wage, statutory sick pay or holiday pay (“mandatory payments”) and accordingly such mandatory payments are included within such salary.

5.2	The salary referred to in clause 5.1 includes director’s fees from the Group Companies and any other companies in which the Executive is required to accept a directorship under the terms of this Employment. To achieve this:

5.2.1	the Executive will repay any fees he receives to the Company;

5.2.2	his salary will be reduced by the amount of those fees; or

5.2.3	a combined of the methods set out in clauses 5.2.1 and 5.2.2 will be applied.

5.3	The Executive will be entitled to participate in the incentive scheme which the Company operates for executives. The Executive and the Remuneration Committee of BHP Billiton Plc on behalf of the Company will agree incentive criteria from time to time. During each year of the Employment in which the annual bonus scheme is operated the Remuneration Committee of BHP Billiton Plc on behalf of the Company will determine:

5.3.1	whether an incentive is to be paid in that year;

5.3.2	if so, the amount of that incentive; and

5.3.3	any terms relating to the payment of the incentive.

5.4	The Executive will be provided with pension and life assurance benefits on the basis set out in a letter from Billiton Plc dated 24th August 2000.

5.5	If the Executive complies with any eligibility or other conditions set by the Company and any Insurer appointed by the Company from time to time (the “Insurer”), the Executive will be provided with permanent health insurance subject to clause 11.1. The provision of such cover does not prevent the Company having the right to terminate the Employment in accordance with clause 2 or clause 11.2. The terms upon which this insurance is provided and the level of cover will be in accordance with Company policy from time to time. The Executive understands and agrees that if the Insurer fails or refuses to provide him with any benefit under the insurance arrangement provided by the Company, the Executive will have no right of action against the Company in respect of such failure or refusal.

5.6	In respect of all employments with Group Companies the Executive is entitled to 38 days’ paid holiday in each calendar year (inclusive of public and bank holidays) to be taken at times approved in accordance with normal practice. The Executive may carry forward up to 10 days holiday each year or a higher amount if he is prevented by company business from taking his holiday entitlement and may be paid in lieu of any unused entitlement at the end of the calendar year following the year on which such entitlement arose.

Any payment will be at the rate of  1/260th of basic salary for each unused day of holiday in the calendar year in which the holiday accrued. Holiday entitlement will accrue from day to day. For part years, the Executive’s holiday entitlement for the year will be pro rated to the length of his service in that year.

5.7	If the Executive complies with any eligibility requirements or other conditions set by the Company and any insurer appointed by the Company, the Executive and his wife and children may, at the Company’s expense, participate in the Company’s private health insurance arrangements subject to the rules of the scheme.

5.8	The Company will pay a car allowance of £15,000 per annum. The allowance will be paid in twelve equal monthly instalments.

6.	Expenses

The Company will refund to the Executive all reasonable expenses properly incurred by him in performing his duties under this agreement. This will include expenses relating to entertainment, subsistence and travelling. The Company may require the Executive to produce receipts or other documents as proof that he has incurred any expenses he claims.

7.	Confidentiality

7.1	Without prejudice to the common law duties which he owes to the Company the Executive agrees that he will not, except in the proper performance of his duties, use or disclose to any person any of the Company’s trade secrets or confidential information.

This restriction will continue to apply after the termination of the Employment without limit in time but will not apply to trade secrets or confidential information which become public other than through unauthorised disclosure by the Executive. The Executive will during his employment use his best endeavours to prevent the unauthorised use or disclosure of such information.

7.2	In the course of the Employment the Executive is likely to obtain trade secrets and confidential information belonging or relating to other Group Companies and other persons. He will treat such information as if it falls within the terms of clause 7.1 and clause 7.1 will apply with any necessary amendments to such information. If requested to do so by the Company the Executive will enter into an agreement with other Group Companies and any other persons in the same terms as clause 7.1 with any amendments necessary to give effect to this provision.

8.	Restrictions after Termination of Employment

8.1	In this clause:

“Restricted Period” means (1) in respect of clause 8.2.1 the period of 6 months and (2) in respect of clauses 8.2.2, 8.2.3 and 8.2.4 the period of 12 months (less in either case any Garden Leave Period imposed by the Company under clause 10) commencing on the Termination Date.

8.2	The Executive may be able to obtain trade secrets and confidential information and personal knowledge of and influence over customers and employees of the Group during the course of the Employment. To protect these interests of the Company, the Executive agrees with the Company that he will be bound by the following covenants:

8.2.1	During the Restricted Period he will not be employed in, or carry on for his own account or for any other person, whether directly or indirectly, (or be a director in any company engaged in) any business which is or is about to be in competition with any business of the Company or any other Group Company being carried on by such company at the Termination Date provided he was directly and personally concerned or connected with that business at any time during the last 12 months of his service with the Company.

8.2.2	During the Restricted Period he will not (either on his own behalf or for or with any other person, whether directly or indirectly), and will use reasonable endeavours to procure his employer does not canvass or solicit in competition with the Company or any other Group Company the custom of any person who at any time during the last 12 months of his service with the Company was a customer of, or in the habit of dealing with, the Company or (as the case may be) any other Group Company and in respect of which the Executive had access to confidential information or with whose custom or business the Executive was directly and personally concerned.

8.2.3

During the Restricted Period he will not (either on his own behalf or for or with any other person, whether directly or indirectly), deal with or otherwise accept in competition with the Company or any Group Company the custom of any person who was at any time during the last 12 months of his service with the Company a customer of, or in the habit of dealing with, the Company or (as the case may be) any Group Company and in respect of which the Executive had access to confidential information or with whose custom or business the Executive was directly and personally concerned.

8.2.4	During the Restricted Period he will not (either on his own behalf or for or with any other person, whether directly or indirectly), and will use reasonable endeavours to procure his employer does not entice or try to entice away from the Company or any other Group Company any person who was an employee, director or officer of such a company at any time during his last 6 months of service with the Company and with whom he had worked closely at any time during that period.

For the purpose of clause 8.2 “directly and personally” means that the Executive has been involved in the day to day operation of the relevant company or in a particular transaction involving such company during the last twelve months of his service with the Company.

8.3	Each of the paragraphs contained in clause 8.2 constitutes an entirely separate and independent covenant. If any covenant is found to be invalid this will not affect the validity or enforceability of any of the other covenants.

8.4	Following the Termination Date, the Executive will not represent himself as being in any way connected with the businesses of the Company or of any other Group Company (except to the extent agreed by such a company).

8.5	Any benefit given or deemed to be given by the Executive to any Group Company under the terms of clause 8 is received and held on trust by the Company for the relevant Group Company. The Executive will enter into appropriate restrictive covenants directly with other Group Companies if asked to do so by the Company.

9.	Offers on Liquidation

9.1	The Executive will have no claim against the Company if the Employment is terminated by reason of liquidation in order to reconstruct or amalgamate the Company or by reason of any reorganisation of the Company; and

9.2	the Executive is offered employment with the company succeeding to the Company upon such liquidation or reorganisation; and

9.3	the new terms of employment offered to the Executive are no less favourable to him than the terms of this agreement.

10.	Garden Leave

10.1	At any time after notice to terminate the Employment is given by either party under clause 2 above, or if the Executive resigns without giving due notice and the Company does not accept his resignation, the Company may require the Executive to comply with any or all of the provisions in clause 10.2 and 10.3 for a maximum period of 6 months if the Executive gives notice or resigns without due notice or 3 months if the Company gives notice (the “Garden Leave Period”).

10.2	The Company may require that the Executive does not:

10.2.1	enter or attend the premises of the Company or any other Group Company; or

10.2.2	contact or have any communication with any customer or client of the Company or any Group Company in relation to the business of the Company or any Group Company; or

10.2.3	contact or have any communication with any employee, officer, director, agent or consultant of the Company or any Group Company in relation to the business of the Company or any Group Company; or

10.2.4	remain or become involved in any aspect of the business of the Company or any Group Company except as required by such companies.

10.3	The Company may require the Executive to comply with the provisions of clause 12 – Return of Company Property at any time during the Garden Leave Period.

10.4	During the Garden Leave Period, the Executive will be entitled to receive his salary and all contractual benefits in accordance with the terms of this agreement.

11.	Termination and Suspension

11.1	The Company may terminate the Employment immediately by written notice if the Executive does not perform the duties of the Employment for a period of 365 days (whether or not consecutive) in any period of 730 days because of sickness, injury or other incapacity. This notice can be given whilst the Executive continues not to perform his duties or on expiry of the 365 day period. In this clause, ‘days’ includes Saturdays, Sundays and public holidays.

However the Employment will be continued to the extent necessary in order to provide continued cover under any permanent health insurance arrangement provided by the Company. The Executive acknowledges that in these circumstances his only rights will be to benefits provided under the permanent health insurance arrangements.

11.2	The Company may terminate the Employment immediately by written notice if the Executive:

11.2.1	commits any serious or persistent breach of his obligations under this agreement or

11.2.2	does not comply with any lawful and reasonable order or direction given to him by the Board which if remediable the Executive does not comply with within seven days of being requested to do so; or

11.2.3	is guilty of any gross misconduct or gross negligence or conducts himself (whether in connection with the Employment or not) in a way which is materially harmful to any Group Company; or

11.2.4	is guilty of dishonesty or is convicted of an offence (other than a motoring offence which does not result in imprisonment) whether in connection with the Employment or not which affects the performance of his duties; or

11.2.5	becomes of unsound mind, is bankrupted or has a receiving order made against him or makes any general composition with his creditors or takes advantage or any statute affording relief for insolvent debtors; or

11.2.6	becomes disqualified from being a director of a company or if applicable the Executive’s directorship of the Company terminates without the consent or concurrence of the Company.

11.3	The Executive will have no claim for damages or any other remedy against the Company if the Employment is terminated for any of the reasons set out in clause 11.2.

11.4	The Company may suspend the Executive from the Employment on full salary and benefits at any time for a reasonable period to investigate any matter in which the Executive is implicated or involved (whether directly or indirectly).

11.5	If the Employment terminates the Company may deduct from any money due to the Executive (including remuneration) any amount which he owes to any Group Company.

11.6	If the Executive’s Employment is terminated by the Company other than in accordance with Clauses 2.3, 2.5 or 11.2 the Executive may within 7 days of the termination elect to receive a payment equal to 150% of his basic salary at the date of termination for the outstanding period of notice less such taxes as the Company is obliged to deduct.

The Executive will remain entitled to such pension benefits as have accrued to him under the Group’s Pension Arrangements and if termination takes place when benefits are not fully vested they will vest in full immediately.

If the Executive does not elect to receive the payment referred to in this Clause 11.6 the Company will not argue that this is a failure to mitigate any loss he has suffered.

12.	Return of Company Property

12.1	At any time during the Employment (at the request of the Company) or when the Employment terminates (or if the Executive commences Garden Leave as set out in clause 10) the Executive will immediately return to the Company:

12.1.1	all documents and other materials (whether originals or copies) made or compiled by or delivered to the Executive during the Employment and concerning all the Group Companies. The Executive will not retain any copies of any materials or other information except where otherwise agreed in writing; and

12.1.2	all other property belonging or relating to any of the Group Companies which is in the possession or under the control of the Executive.

13.	Directorships

13.1	If the Executive is appointed as a director then his office as a director of the Company or any other Group Company will be subject to the Articles of Association of the relevant company (as amended from time to time). If the provisions of this agreement conflict with the provisions of the Articles of Association, the Articles of Association will prevail.

13.2	The Executive hereby irrevocably appoints the Company to be his attorney to execute any instrument and do anything in his name and on his behalf to effect his resignation if he has failed to resign in accordance with clause 3.5.2. A certificate in writing signed by any director or the secretary of the Company that any instrument or act falls within the authority conferred by this clause 13.2 will be conclusive evidence that such is the case.

13.3	During the Employment the Executive will not do anything which could cause him to be disqualified from continuing to act as a director of any Group Company.

13.4	The Executive must not resign his office as a director of any Group Company of which he is a director under this Agreement without the agreement of the Company.

14.	Notices

Any notices given under this agreement must be given by letter or fax. Notice to the Company must be addressed to its registered office at the time the notice is given. Notice to the Executive must be given to him personally or sent to his last known address.

Except for notices given by hand, notices will be deemed to have been given at the time at which the letter or fax would be delivered in the ordinary course of post or transmission.

15.	Miscellaneous

15.1	This agreement may only be modified by the written agreement of the parties.

15.2	The Executive cannot assign this agreement to anyone else.

15.3	References in this agreement to rules, regulations, policies, handbooks or other similar documents which supplement it, are referred to in it or describe any pensions or other benefits arrangement are references to the versions or forms of the relevant documents as amended or updated from time to time.

15.4	Except where otherwise agreed in writing this agreement supersedes any previous written or oral agreement between the parties in relation to the matters dealt with in it. It contains the whole agreement between the parties relating to the Employment at the date the agreement was entered into (except for those terms implied by law which cannot be excluded by the agreement of the parties). The Executive acknowledges that he has not been induced to enter into this agreement by any representation, warranty or undertaking not expressly incorporated into it. The Executive agrees and acknowledges that his only rights and remedies in relation to any representation, warranty or undertaking made or given in connection with this agreement (unless such representation, warranty or undertaking was made fraudulently) will be for breach of the terms of this agreement, to the exclusion of all other rights and remedies (including those in tort or arising under statute).

15.5	Neither party’s rights or powers under this agreement will be affected if:

15.5.1	one party delays in enforcing any provision of this agreement; or

15.5.2	one party grants time to the other party.

15.6	If either party agrees to waive his rights under a provision of this agreement, that waiver will only be effective if it is in writing and it is signed by him. A party’s agreement to waive any breach of any term or condition of this agreement will not be regarded as a waiver of any subsequent breach of the same term or condition or a different term or condition.

15.7	This agreement is governed by and will be interpreted in accordance with the laws of England and Wales. Each of the parties submits to the jurisdiction of the English Courts as regards any claim or matter arising under this agreement.

Signed on behalf of

BHP Billiton Services Jersey Limited

/s/    IAN FRASER

in the presence of:

/s/    KAREN McBREARTY

Name	Karen McBrearty

Address	Neathouse Place, London, SW1V 1BH, UK

Occupation	Executive Assistant

SIGNED by

Miklos Salamon

/s/    MIKLOS SALAMON

in the presence of:

/s/    VIVIEN COOK

Name	Vivien Cook

Address	3,4 South Eaton Place, SW1W 97A, UK

Occupation	Group Executive Development Manager